Filed by Bleichroeder Acquisition 2 France pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Bleichroeder Acquisition Corp. II (File No. 001-43045)

“Global Leap Through NASDAQ Listing This Year... Quantum Computers to Be Introduced at Seoul R&D Center”

Wasiq Bokhari, CEO of Pasqal
(Photo : Pasqal)

“Pasqal’s presence in Korea will grow significantly within the next few years. We plan to introduce a quantum computer at the Pasqal Seoul R&D Center.”

Wasiq Bokhari, CEO of Pasqal, made these remarks regarding the company’s partnership with South Korea during an interview with the Seoul Economic Daily held on the 9th (local time) at the company’s headquarters in Massy- Palaiseau, France.

Last October, Pasqal and the Seoul Metropolitan Government signed a memorandum of understanding (MOU) regarding the establishment of a quantum computer research and development center, which includes a total investment of $52.84 million (approximately 75.2 billion won) and the creation of 51 new jobs. CEO Bokhari emphasized, “This will be a crucial turning point for Seoul’s development into a global quantum hub,” adding, “Pasqal’s extensive engineering expertise can make a significant contribution to Korea’s quantum ecosystem.” In this regard, he explained that France possesses outstanding scientific talent. “Pasqal’s scientific talent is unparalleled,” he said, adding, “Given France’s deep scientific tradition and exceptional workforce, it is only natural that a quantum computing company like Pasqal is based in France.”

Engineers from the French quantum company Pasqal develop
quantum technology at the company's headquarters lab in
Massy-Palaiseau on the 9th (local time).
(Photo : Pasqal)

Partnerships with domestic companies, such as LG Electronics, are also being strengthened. Currently, collaboration is underway in the materials sector, including the discovery of new materials. CEO Bokhari explained, “Since matter at the atomic level follows the laws of quantum mechanics, accurate simulations using quantum computers are far more effective than those using conventional computers.” The German BMW Group has also partnered with Pasqal for materials research.

Collaborations with energy and aerospace companies are also drawing attention. The state-owned French electricity company EDF utilizes Pasqal’s quantum computing technology for nuclear power plant simulations, predicting the degradation of solar materials, and forecasting renewable energy generation. Thales, a French aerospace and defense company, collaborated with Pasqal to solve problems—such as satellite operation planning—that are difficult even for supercomputers to solve, by leveraging a neutral-atom-based quantum architecture.

Quantum technology is also creating synergies with unexpected industries, such as finance. CEO Bokhari explained, “We are conducting joint research with Crédit Agricole CIB, a major French bank, on portfolio and risk optimization,” adding, “Credit risk optimization—which involves the early detection of changes in a customer’s credit profile—is a prime example of a problem that quantum computers excel at solving.”

The company plans to focus on expanding into the global market. To this end, Pasqal plans to list on the U.S. Nasdaq within the year. CEO Bokhari explained, “Given the currently high level of interest and demand for the quantum computing sector in the IPO market, a Nasdaq listing will be an opportunity to better introduce Pasqal to international investors and customers,” adding, “We also plan to pursue a secondary listing on Euronext following the U.S. stock market listing.”

March 23, 2026 / Ki-hyuk Kim, Seoul Economic Daily
https://www.sedaily.com/article/20023010

Solving the Cryogenic Challenge... France’s Quantum Computer Emerges as a Game-Changer

On the 9th of this month (local time), I arrived in the suburban town of Massy-Palaiseau, a 30- minute train ride from Paris, France. This is where the headquarters and research lab of Pasqal, a quantum computing specialist, are located. Inside the lab, in a room named “hoth,” engineers were hard at work manufacturing quantum computers to be supplied to clients.

The quantum computer that Pasqal unveiled to the Korean media for the first time boasted high performance—approximately 200 qubits—yet was no larger than a public phone booth. Compared to other quantum computers that have been frequently showcased to the public, it is relatively small.

This difference stems from fundamentally distinct core technologies. Conventional quantum computers are typically implemented using superconducting technology, where a large cryogenic chamber surrounds the quantum chip to preserve its quantum state. In contrast, Pasqal’s system uses a neutral-atom approach, which controls atoms via a laser system and a vacuum chamber instead of a cooling unit, making it more compatible with other computers.

Engineers from the French quantum company Pasqal develop
quantum technology at the company's headquarters lab in
Massy-Palaiseau on the 9th (local time).
(Photo : Pasqal)

Analysts suggest that neutral-atom-based quantum computers could gain an edge in the competition for artificial intelligence (AI) infrastructure. This is because the ability to build AI data centers more quickly and efficiently has become increasingly important. Pasqal received an order from GENCI, France’s national high-performance computing agency, and delivered a quantum processor (QPU) to the TGCC, a supercomputing center, in 2024. Last year, the company also successfully exported Saudi Arabia’s first quantum computer to Aramco, the world’s largest oil company.

While the United States and China currently lead the quantum field, Europe is also accelerating its efforts to capture market share by leveraging differentiated technologies. Pasqal, which is positioning itself as a global leader by highlighting the advantages of space-efficient products and rapid manufacturing capabilities, is at the forefront of this movement. As the quantum market enters the commercialization phase, there are suggestions that South Korea needs to learn from European policies that combine public-private synergies in order to secure its own independent sovereignty in this sector.

Wasiq Bokhari, CEO of Pasqal, emphasized, “The Pasqal quantum computer features a compact form factor optimized for data centers,” adding, “Quantum computers will play a complementary role to central processing units (CPU) and graphics processing units (GPU), establishing themselves as one of the three pillars of AI computing.”

March 23, 2026 / Ki-hyuk Kim, Seoul Economic Daily
https://m.sedaily.com/article/20023005

One Quantum Computer Manufactured Every 9 Months... Ushering in the ‘10,000-Qubit’ Era

A Pasqal engineer inspects the company’s quantum computer at the headquarters laboratory in Massy-Palaiseau on the 9th (local time).
(Photo : Pasqal)

The competitiveness of quantum computers, as observed firsthand at Pasqal’s headquarters and research lab, was advancing by the day. It was evident that quantum computers were not only gaining a technical edge over other computing devices but were also achieving dramatic improvements in production capacity. This indicates that the groundwork is being laid for quantum technology to establish itself as a core solution across various industries, including artificial intelligence (AI) infrastructure.

Pasqal was in the process of expanding its manufacturing facilities from the research institute to its headquarters. The new manufacturing facility at headquarters features nine quantum processing unit (QPU) bays, enabling the production of quantum computers not only for research and development (R&D) but also for data centers (cloud). To supply the North American market in addition to France, the company has also established a production facility in Canada.

Pasqal, which originated at the Institut d’Optique in France in 2019, succeeded in developing its first quantum computer that same year. This was around the same time Google announced it had built the world’s first quantum computer. Pasqal garnered attention for being the first in the world to commercialize a 200-qubit quantum computer. Quantum physicist Alain Aspect, who was one of the company’s founders, was awarded the 2022 Nobel Prize in Physics for his work proving the existence of quantum entanglement. Subsequently, Pasqal successfully demonstrated a 1,000-qubit system in 2024. A qubit is the unit of information processing in a quantum computer, utilizing the quantum state of matter.

Optical equipment used for Pasqal’s quantum technology is displayed at the company’s headquarters laboratory.

(Photo : Pasqal)

Following its early demonstration of leading-edge technology, Pasqal succeeded in significantly reducing manufacturing lead times by attracting top talent. Of Pasqal’s total workforce of over 275 employees, approximately 70 hold doctoral degrees. Engineer Gaetan Herce explained, “In the past, it took more than two years to complete a quantum computer, but now 9 to 12 months is sufficient.” Unlike typical manufacturing plants, quantum computers require skilled technicians to manually optimize countless components during the production process. As a result, it is widely believed that only quantum companies with a proven track record can achieve manufacturing innovation.

That’s not all. Unlike its competitors, the Pasqal quantum computer does not require a cryogenic environment and operates at room temperature—around 20 degrees Celsius. Since atoms maintain a stable state at low temperatures, it is common for quantum computers to be equipped with cooling systems. However, Pasqal instead employs a method that uses lasers to adjust the arrangement of atoms for computation.

At the quantum computer manufacturing site, which was unveiled to the Korean media for the first time, employees were seen using optical equipment to fire lasers. By directing precisely adjusted lasers at specific atoms to align their arrangement, they induce a state of quantum entanglement—which signifies the interaction between atoms. Once quantum entanglement is achieved, the quantum computer can process complex calculations in a single step that would take years on a conventional computer. An Herce engineer stated, “Since the alignment is at the quantum level, the laser targeting range is limited to just a few micrometers, but thanks to Pasqal’s leading design capabilities, laser-based alignment is very straightforward.” He added, “To ensure this alignment remains stable, we maintain temperature fluctuations within 0.1 degrees Celsius.”

The superiority of neutral atom technology also lies in its ability to enhance QPU performance. Superconducting quantum computer technology faces the challenge of requiring an increasing number of cables to be installed internally as the number of qubits grows. In contrast, neutral atom technology allows for the control of quantum units using laser beams—a form of wireless technology—enabling flexible performance scaling within the same physical space.

Pasqal further aims to introduce new technologies to take on the challenge of developing a 10,000-qubit quantum computer—a feat never before achieved anywhere in the world. Roberto Mauro, head of the Korean subsidiary, explained, “Because we control qubits using laser technology inside a vacuum chamber, we can scale up to 1,000 qubits even with products of the same specifications,” adding “To increase the number of qubits within a single QPU from 1,000 to 10,000, we will use Photonic Integrated Circuits (PIC) technology—a type of advanced optical technology that allows for more precise control—instead of solid-state lasers.”

Pasqal’s competitive edge is being recognized worldwide. In addition to France and Saudi Arabia, quantum computers have been installed in Italy, Canada, Germany, and other countries. Italy, which introduced the Pasqal quantum computer last month, integrated it into its domestic supercomputer to build a unique hybrid infrastructure. Efforts to integrate existing AI infrastructure with quantum computers are expected to continue across Europe. Three of the eight quantum computers commissioned by the European High-Performance Computing Joint Undertaking (EuroHPC JU) are Pasqal models.

Analysts suggest that by strengthening its quantum initiative strategy alongside these AI infrastructure policies, Europe is focusing its efforts on securing leadership in quantum technology. The European Commission, the executive branch of the European Union (EU), announced an ambitious plan last July to become a global leader in the quantum field by 2030. The plan includes: △establishing quantum design facilities and six quantum semiconductor pilot lines; △building demonstration facilities for the commercialization of the European quantum internet; △expanding a network of quantum clusters across the EU; and △developing a roadmap for space-based quantum technology. The European Commission emphasized that “the EU’s quantum strategy will help maintain Europe’s scientific leadership” and “strengthen the EU’s technological sovereignty and security.”

March 23, 2026 / Ki-hyuk Kim, Seoul Economic Daily
https://m.sedaily.com/article/20023000

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Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, the committed convertible financing and other statements that are not historical facts.

These statements are based on the current expectations of Bleichroeder and/or Pasqal’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bleichroeder and Pasqal. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement entered into in connection to the business combination, including failure by Bleichroeder or Pasqal to receive their respective shareholder approval or required regulatory approvals of the business combination; the number of redemption requests made by Bleichroeder’s shareholders in connection with the business combination, leaving the combined company with insufficient cash to execute its business plans; the outcome of any legal proceedings or governmental investigations that may be instituted against the parties following the announcement of the business combination; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts Pasqal’s current plans and operations as a result of the announcement and consummation of the business combination; the risks related to Pasqal meeting expected business milestones; the effects of competition on Pasqal’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; the ability to achieve dual listing on Euronext N.V. Paris following the business combination; costs related to the business combination; the ability of Bleichroeder or the combined company to raise capital or issue debt, equity or equity-linked securities in connection with the proposed business combination or in the future on reasonable terms or at all; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s financial performance and limited operating history; Pasqal’s expectations regarding future financial performance, capital requirements and unit economics; Pasqal’s use and reporting of business and operational metrics; Pasqal’s competitive landscape; Pasqal’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Pasqal’s potential need for additional future financing prior to or after the business combination as a combined company; Pasqal’s concentration of revenue in contracts with government or state-funded entities; Pasqal’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or that Pasqal and Bleichroeder currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. Pasqal and Bleichroeder anticipate that subsequent events and developments will cause their assessments to change. However, while Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pasqal’s or Bleichroeder’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

An investment in Bleichroeder is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Bleichroeder, which may differ materially.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder intends to file a registration statement on Form F-4 with the SEC (the “Registration Statement”), which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Bleichroeder will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Bleichroeder as of a record date to be established for voting on the business combination. Shareholders of Bleichroeder will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov

Participants in the Solicitation

Bleichroeder and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of the Final Prospectus filed by Bleichroeder with the SEC on January 8, 2026 and the Current Report on Form 8-K filed with the SEC on January 9, 2026, and each of which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Pasqal, its directors, executive officers, other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies of Bleichroeder’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement and the proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.